NO ACT

PE
12-24-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





09004192

Received SEC

FEB 1 9 2009

Washington, DC 20549

February 19, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-19-09

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

Dear Ms. Goodman:

This is in response to your letter dated December 24, 2008 concerning the shareholder proposals submitted to Bristol-Myers by Kenneth Steiner and Nick Rossi. We also have received a letter from Nick Rossi dated January 24, 2009, and a letter on the proponents' behalf on January 8, 2009, and letters on the proponents' behalf dated December 24, 2008, January 22, 2009, January 24, 2009, January 28, 2009, and February 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

The first proposal relates to simple majority vote. The second proposal relates to special meetings.

We are unable to concur in your view that Bristol-Myers may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Bristol-Myers may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Bristol-Myers may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Bristol-Myers may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Bristol-Myers Squibb Company (BMY) and Gibson, Dunn & Crutcher – Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This further responds to the Gibson, Dunn & Crutcher December 24, 2008 no action request.

Gibson, Dunn & Crutcher sent a February 4, 2009 letter on behalf of General Electric Company (GE), referring to direct General Electric negotiations with so-called straw-person proponents (according to Gibson, Dunn & Crutcher), which establishes the Gibson, Dunn & Crutcher straw-person argument as corrupt.

General Electric undercut the straw-person argument submitted by Gibson, Dunn & Crutcher on its behalf by negotiating directly with the so-called straw-persons as qualified proponents for an agreement involving their respective rule 14a-8 proposals. At the same time Gibson, Dunn & Crutcher asked the Staff to determine that the proponents were allegedly unqualified straw-persons and unable to negotiate on their own behalf.

Gibson, Dunn & Crutcher was thus in the potential position of obtaining Staff concurrence that the proponents were unqualified straw-people while at the same time their client was acknowledging the proponents as qualified to negotiate directly regarding their respective rule 14a-8 proposals.

This duplicity is important because Gibson, Dunn & Crutcher is the mastermind of a number of additional no action requests claiming straw-persons including the Bristol-Myers no action request.

This is to request that the Staff consider the Gibson, Dunn & Crutcher straw person argument corrupt at Bristol-Myers.

Additionally the following precedents appear relevant to this no action request:
Wyeth (January 30, 2009)
Citigroup Inc. (February 5, 2009)

Sincerely,



John Chevedden

cc:
Kenneth Steiner, Proponent of Simple Majority Vote Proposal
Nick Rossi, Proponent of Special Shareowner Meetings Proposal

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Bristol-Myers Squibb Company (BMY) and Gibson, Dunn & Crutcher – Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds further to the Gibson, Dunn & Crutcher December 24, 2008 no action request.

In *Sempra Energy* (February 29, 2000) Sempra failed to obtain concurrence under similar circumstances:
The revised Ray and Veronica Chevedden proposal relates to reinstating simple majority vote on all matters that are submitted to shareholder vote. The Rossi proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

In the following 1995 Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals to the same company, were under the control of a third party or of each other (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which

provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

This is an additional precedent in favor of proponents:

Avondale Industries, Inc. (February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger McGee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

Avondale Industries, Inc. (February 28, 1995) Staff Response Letter (emphasis added):
"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward Durkin's letter of February 6, 1995, ***the Company has not met its burden of establishing that the proponents are the alter ego of the union.*** Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
Kenneth Steiner, Proponent of Simple Majority Vote Proposal
Nick Rossi, Proponent of Special Shareowner Meetings Proposal

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Bristol-Myers Squibb Company (BMY) and Gibson, Dunn & Crutcher – Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds further to the December 24, 2008 no action request by Gibson, Dunn & Crutcher. The attached letter was faxed to the Staff by proponent Nick Rossi and it is relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
Kenneth Steiner, Proponent of Simple Majority Vote Proposal
Nick Rossi, Proponent of Special Shareowner Meetings Proposal

Sandra Leung <sandra.leung@bms.com>

Nick Rossi

FISMA & OMB Memorandum M-07-16

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Phone: 202 551 3500
Fax: 202 772 9201

Bristol-Myers Squibb Company
December 24, 2008 No Action Letter

Dear Ladies and Gentlemen :

I submitted rule 14a-8 proposals to Bristol-Myers five times since 2002. On two separate occasions my proposals received more than 67 % support. I find it objectnable that Bristol-Myers wants to exclude my 2009 proposal because I sought help with my proposal . Meanwhile, Bristol-Myers can hire an outside firm to exclude shareholder input during a deep recession.

I have long been involved with shareholder proposals and was quoted or mentioned six times a "Shareholder Activist" article in The Wall Street Journal, June 10, 2004 .

I continue to support my 2009 shareholder proposal submitted to Bristol-Myers.

Yours Truly,



Nick Rossi

cc: John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16   ***FISMA & OMB Memorandum M-07-16***

January 22, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Gibson, Dunn & Crutcher and Bristol-Myers Squibb Company (BMY) – Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This further responds to the company December 24, 2008 no action request regarding the company objection to the individual Rule 14a-8 proposals of Kenneth Steiner and Nick Rossi.

In 2008 the company acknowledged Kenneth Steiner and Nick Rossi as the proponents of their respective rule 14a-8 proposals. Now the company objects. The company does not advise anything that has changed since the 2008 annual meeting.

The company has recognized Nick Rossi or Victor Rossi as proponents since 2002 and Kenneth Steiner since 2005. The Rossi rule 14a-8 proposals to Bristol-Myers received more than 67% support in 2002 and 2003.

Attached is a 1996 *Los Angeles Times* article on corporate governance, which quotes Kenneth Steiner four-times (highlighted), and a 2004 *Wall Street Journal* article regarding the corporate governance expertise and accomplishments of Nick Rossi and the Rossi family.

The company has not provided any purported precedent where proponents, with this level of corporate governance experience have been determined to not be proponents of their rule 14a-8 proposals. The company has not provided any purported precedent where proponents were acknowledged by a company as proponents of rule 14a-8 proposals for years and were later determined not to be proponents.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Nick Rossi

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Bristol-Myers Squibb Company (BMY)
Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi according to Company Exhibits

Ladies and Gentlemen:

This responds to the defective company December 24, 2008 no action request for the nominal requestor, Bristol-Myers Squibb Company (BMY), regarding rule 14a-8 proposals identified as the proposals of Kenneth Steiner and Nick Rossi in the requestor/company exhibits and yet identified prominently in the title of the no action request as the proposals of another person. The company exhibits are attached.

Thus this no action request is moot because of the company failure to properly identify the proposals consistent with the company exhibits. The company appears to address non-existent proposals improperly identified by the company with the name of another person. The attached proposals clearly state that the proposals are the proposals of Kenneth Steiner and Nick Rossi.

The company misidentification of the proponents and/or false claim of a co-sponsor of each proposal which is inconsistent with the company exhibits, additionally creates the ambiguity that the company simply seeks to remove a purported co-sponsor of rule 14a-8 proposals. The company should not be allowed to benefit by creating confusion.

The company could cure its inconsistency by withdrawing its exhibits of the two proposals (attached).

The outside firm put its trade-mark on this no action request by applying grayscale or tire-tread marks to a large number of the proponents' documents (as it has done at other companies) to make them more tedious to read compared to the bright white copies of the company papers.

Additionally, the company accepted without question Kenneth Steiner and Nick Rossi as the proponent of each respective proposal within the 14-day period following the submittal of each rule 14a-8 proposal. According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the

problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. ...***

To the contrary the company properly recognized Kenneth Steiner and Nick Rossi as the respective proponents until the day the requestor/company submitted the no action request.

Additionally, respective broker letters were sent to the company with the message:
"Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement."

And these are the replies:
----- Forwarded Message
From: Sonia Vora <sonia.vora@bms.com>
Organization: Bristol-Myers Squibb Company
Date: Fri, 07 Nov 2008 12:57:14 -0500
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Sandra Leung <sandra.leung@bms.com>
Subject: Re: Rule 14a-8 Broker Letter (BMY)

Dear Mr. Chevedden,

Thank for the broker letter evidencing proof of ownership for Mr. Rossi. I look forward to receiving proof of ownership for Mr. Steiner.

Best Regards,
Sonia Vora

----- Forwarded Message
From: Sonia Vora <sonia.vora@bms.com>
Organization: Bristol-Myers Squibb Company
Date: Wed, 12 Nov 2008 17:28:15 -0500
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Sandra Leung <sandra.leung@bms.com>
Subject: Re: Rule 14a-8 Broker Letter (BMY) SMV

Dear Mr. Chevedden,

Thank you for the broker's letter for Mr. Steiner.

Regards,
Sonia

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that these resolutions cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including these proposals – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner, Proponent of Simple Majority Vote Proposal
Nick Rossi, Proponent of Special Shareowner Meetings Proposal

Sandra Leung <sandra.leung@bms.com>

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in our Charter.

Statement of Kenneth Steiner

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

Our directors made sure that we could not vote on this established topic at our 2008 annual meeting. Reference: *Bristol-Myers Squibb Company* (February 26, 2008) no action letter available through SECnet http://secnet.cch.com.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Our directors served on boards rated "D" by The Corporate Library:

James Cornelius	DIRECTV (DTV)
Vicki Sato	Alnylam Pharmaceuticals (ALNY)
Togo West	Krispy Kreme (KKD)

- Vicki Sato and Togo West also served on our combined nomination/compensation committee.
- Togo West was designated a "Problem Director" by TCL due to his involvement with Krispy Kreme and its bankruptcy.
- Togo West was also designated an "Accelerated Vesting" director for accelerating stock option vesting to avoid recognizing the related cost.
- Lewis Campbell and Laurie Glimcher were two more "Accelerated Vesting" directors on our board.
- Leif Johansson was potentially overextended with 4 board seats. Plus he served on our audit committee and combined nomination/compensation committee.
- Louis Freeh received 5-times as many withheld votes compared to some of our directors.
- We had no shareholder right to:
  - Cumulative voting.

Act by written consent.
Call a special meeting.
Vote on Executive Pay.
• Our management should take the lead and adopt the above four items instead of leaving it to shareholders to take the initiative in proposing improvements.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Reference:

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least *75% of*

the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article EIGHTH (a).

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69% support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Sonia Vora
Senior Counsel and Assistant Corporate Secretary

 Bristol-Myers Squibb Company

777 Scudders Mill Road, Plainsboro, NJ 08536
Tel 609-897-3538 Fax 609-897-6217
sonia.vora@bms.com

November 6, 2008

VIA EMAIL

Mr. John Chevedden
Email: ***FISMA & OMB Memorandum M-07-16***

RE: Stockholder Proposal of Kenneth Steiner

Dear Mr. Chevedden:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt by email on October 25, 2008 of the stockholder proposal of Kenneth Steiner relating to the adoption of a simple majority vote in our Charter and Bylaws.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000. You may fax this information to me at 609-897-6217. Per the Rule, please provide this information within 14 days from the date you receive this letter.

Very truly yours,

Sonia Vora
Senior Counsel & Assistant
Corporate Secretary

Sonia Vora
Senior Counsel and Assistant Corporate Secretary

 Bristol-Myers Squibb Company

777 Scudders Mill Road, Plainsboro, NJ 08536
Tel 609-897-3538 Fax 609-897-6217
sonia.vora@bms.com

November 6, 2008

VIA EMAIL

Mr. John Chevedden
Email: ***FISMA & OMB Memorandum M-07-16***

RE: Stockholder Proposal of Nick Rossi

Dear Mr. Chevedden:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt by email on October 26, 2008 of the stockholder proposal of Nick Rossi relating to special shareowner meetings.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000. You may fax this information to me at 609-897-6217. Per the Rule, please provide this information within 14 days from the date you receive this letter.

Very truly yours,

Sonia Vora
Senior Counsel & Assistant
Corporate Secretary

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bristol-Myers Squibb Company (BMY) – Rule 14a-8 Proposals: Regarding company objection to respective proponents of shareholder proposals
Shareholder Position
Kenneth Steiner: Proponent of Simple Majority Vote Proposal
Nick Rossi: Proponent of Special Shareowner Meetings Proposal

Ladies and Gentlemen:

This is the first response to the company December 24, 2008 no action request regarding the company objection to the respective proponents of shareholder proposals. Gibson, Dunn & Crutcher, representing the company, also forwarded to the undersigned the attached no action request regarding a proposal not mentioned in the no action request. This raises the question of whether the company now further erroneously claims that the undersigned is the proponent of still additional proposals. The company should clarify this.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including these proposals – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner, Proponent of Simple Majority Vote Proposal
Nick Rossi, Proponent of Special Shareowner Meetings Proposal

Sandra Leung <sandra.leung@bms.com>

Message that accompanied the attached no action request:

------ Forwarded Message
From: "Quach, Dat B." <DQuach@gibsondunn.com>
Date: Wed, 24 Dec 2008 12:41:04 -0500
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)
Subject: FW: Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)

-----Original Message-----
From: Quach, Dat B.
Sent: Wednesday, December 24, 2008 12:40 PM
To: 'shareholderproposals@sec.gov'
Subject: Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)

Attached on behalf of our client, <<Bristol-Myers - No-Action Letter - Stockholder Proposal of the AFL-CIO Reserve Fund.pdf>> Bristol-Myers Squibb Co., please find our no-action request with respect to a stockholder proposal and statements in support thereof submitted by the AFL-CIO Reserve Fund.

Dat Quach
Gibson, Dunn & Crutcher, LLP
Paralegal
1050 Connecticut Avenue, N.W.,
Washington, DC 20036
(202)-955-8610 Direct Dial
(202)-530-4240 Fax
dquach@gibsondunn.com

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bristol-Myers Squibb Company (BMY) – Rule 14a-8 Proposals: Regarding company objection to respective proponents of shareholder proposals
Shareholder Position
Kenneth Steiner: Proponent of Simple Majority Vote Proposal
Nick Rossi: Proponent of Special Shareowner Meetings Proposal

Ladies and Gentlemen:

This is the first response to the company December 24, 2008 no action request regarding the company objection to the respective proponents of shareholder proposals. Gibson, Dunn & Crutcher, representing the company, also forwarded to the undersigned the attached no action request regarding a proposal not mentioned in the no action request. This raises the question of whether the company now further erroneously claims that the undersigned is the proponent of still additional proposals. The company should clarify this.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including these proposals – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner, Proponent of Simple Majority Vote Proposal
Nick Rossi, Proponent of Special Shareowner Meetings Proposal

Sandra Leung <sandra.leung@bms.com>

Message that accompanied the attached no action request:

----- Forwarded Message
From: "Quach, Dat B." <DQuach@gibsondunn.com>
Date: Wed, 24 Dec 2008 12:41:04 -0500
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)
Subject: FW: Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)

-----Original Message-----
From: Quach, Dat B.
Sent: Wednesday, December 24, 2008 12:40 PM
To: 'shareholderproposals@sec.gov'
Subject: Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)

Attached on behalf of our client, <<Bristol-Myers - No-Action Letter - Stockholder Proposal of the AFL-CIO Reserve Fund.pdf>> Bristol-Myers Squibb Co., please find our no-action request with respect to a stockholder proposal and statements in support thereof submitted by the AFL-CIO Reserve Fund.

Dat Quach
Gibson, Dunn & Crutcher, LLP
Paralegal
1050 Connecticut Avenue, N.W.,
Washington, DC 20036
(202)-955-8610 Direct Dial
(202)-530-4240 Fax
dquach@gibsondunn.com

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 24, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bristol-Myers Squibb Company; Stockholder Proposal of the AFL-CIO Reserve Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with

respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders of [the Company] request that the Board of Directors prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., lobbying activities that relate to the Company's products).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses Matters Related to the Company's Ordinary Business Operations.

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As noted above, the Proposal is focused on lobbying activities related to the Company's products. Specifically, the Proposal requests a report on lobbying activities related to the Medicare Part D Prescription Drug Program ("Medicare Part D"), a federal program that directly affects the sale, distribution and pricing of many of the pharmaceuticals and prescription drug products manufactured and sold by the Company The Staff consistently has taken the position that stockholder proposals directed at lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7). For example, in *Philip Morris Companies, Inc.* (avail. Feb. 22, 1990), a company that made nearly three-fourths of its operating profits from the sale of tobacco products was asked to report on its lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and opening foreign markets to U.S. tobacco products. In permitting exclusion of the proposal under Rule 14a-8(c)(7), the predecessor of Rule 14a-8(i)(7), the Staff noted that "the proposal appears to be directed toward the Company's lobbying activities concerning its products. The proposal, therefore, appears to deal with decisions made by the [c]ompany with respect to its business operations." *See also General Electric Co.* (avail. Jan. 29, 1997) (proposal seeking to prohibit the company's board from using company funds for citizen ballot initiatives, including initiatives related to the company's products; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and noted that "the proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., lobbying activities which relate to the [c]ompany's products)."); *Philip Morris Companies, Inc.* (avail. Jan. 3, 1996) (proposal to limit tobacco company's ability to lobby with respect to the sale, distribution, use, display or promotion of tobacco products; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and "particularly noted that the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products."); *General Motors Corp.* (avail. Mar. 17, 1993) (proposal to require an automobile manufacturer to cease lobbying to influence legislation dealing with automobile fuel economy standards; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and "particularly noted that the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products."). The Staff further stated its view regarding reports on lobbying activities in *General Electric Co.* (avail. Feb. 22, 2000) where a proposal requested a report "outlining [the company's] policies and use of shareholder funds for political purposes." According to the Staff, this proposal was not excludable because it focused on the company's "general political activities *rather than [the company's] products, services or operations*" (emphasis added).

The subject of the Proposal, Medicare Part D lobbying, is directly related to the Company's products. Medicare Part D is a federal program designed to help Medicare beneficiaries pay for the costs of prescription drugs they use. *See* Centers for Medicare & Medicaid Services, U.S. Dep't of Health and Human Services, *Your Guide to Medicare Prescription Drug Coverage* 1 (2008), http://www.medicare.gov/Publications/Pubs/pdf/11109.pdf. The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products. Over 80% of the Company's revenue in 2007 came from its pharmaceuticals segment, and numerous drugs manufactured and sold by the Company are covered by Medicare Part D prescription drug plans. Thus, the Medicare Part D prescription drug program is directly related

to the Company's products, and any of the Company's lobbying activities related to Medicare Part D are ordinary business matters.

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See* Section D.2, Staff Legal Bulletin No. 14C (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."). As a result, even where the resolution in a stockholder proposal makes passing reference to matters that do not involve ordinary business, the proposal is excludable when the resolution and supporting statement, taken together and viewed as a whole, implicate ordinary business. For example, in *General Electric Co.* (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a stockholder proposal where the resolution related to the company's executive compensation policy (a subject of stockholder proposals that the Staff has determined generally are not excludable) because the supporting statement primarily addressed the issue of the depiction of smoking in motion pictures. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Corrections Corp. of America* (avail. Mar. 15, 2006) (concurring in the omission of a proposal where the resolution addressed a particular executive compensation policy, but the thrust and focus of the supporting statement related to general compensation matters).

This position is also reflected in numerous no-action letters addressing proposals on corporate charitable giving. In this context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between proposals that address a company's general policies toward charitable giving, which the Staff has concluded are not excludable, and proposals that focus on charitable giving to particular types of organizations, which the Staff has concluded are excludable. In assessing this distinction, the Staff not only has reviewed the resolution set forth in the proposal, but also has assessed the resolution and the supporting statement as a whole. For example, in *Wyeth* (avail. Jan. 23, 2004), the Staff determined that the company could not exclude a proposal asking the company to refrain from making charitable contributions where the supporting statement did not focus on giving to a particular type of charitable organization. In contrast, in *Bank of America Corp.* (avail. Jan. 24, 2003), the Staff concurred that the company could exclude a proposal with a resolution that was virtually identical to the one considered in *Wyeth*, but in which the supporting statement focused on ceasing contributions to a particular type of charitable organization. Likewise, in *American Home Products* (avail. Mar. 4, 2002), the proposal requested that the board form a committee to study and report on the impact of charitable contributions on the company's business and share value. However, because five of the six "whereas" clauses in the proposal addressed giving to Planned Parenthood and similar organizations, the Staff concurred that the company could exclude the proposal. *See also Schering-Plough Corp.* (avail. Mar. 4, 2002) (same).

Significantly, just as the proposals in *American Home Products* and *Schering-Plough* focused on particular charities rather than the companies' charitable giving policies generally, the Proposal here does not focus on the Company's lobbying activities generally. Instead, the Proposal consists of numerous paragraphs addressing one particular area of lobbying activities and expenses: Medicare Part D. Like the supporting statement, the resolution focuses almost exclusively on Medicare Part D, with the exception of a single reference to "a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress," which the resolution asks the Company to provide "together with" the requested report on the Company's lobbying activities and expenses relating to [Medicare Part D]."

The no-action precedent discussed above reflects the fact that the resolution and the supporting statement must be viewed as a whole. The supporting statement accompanying the Proposal is wholly focused on Medicare Part D and its prohibition on Medicare negotiating drug prices directly with prescription drug companies. The supporting statement contains a brief history of the Medicare Modernization Act of 2003 (establishing Medicare Part D), and contains numerous facts and statistics regarding the coverage, costs and mechanics of Medicare Part D. The final paragraph of the supporting statement appears to provide an explanation of the Proponent's motivation for submitting the Proposal: "[s]hareholders of the Company need comprehensive information *on the Company's lobbying and related activities relating to the Medicare Part D Program* to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies" (emphasis added). Thus, the resolution and supporting statement taken together confirm that the Proposal's subject matter is the Company's lobbying activities and expenses related to Medicare Part D.

For the reasons cited above, and consistent with *Philip Morris Companies, Inc.* (avail. Feb. 22, 1990), the Proposal should be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., lobbying activities that relate to the Company's products).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Amy L. Goodman

ALG/als
Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
Daniel F. Pedrotty, Office of Investment Director, AFL-CIO

100573001_5.DOC

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 18, 2008

Sent by FAX and UPS Next Day Air

Ms. Sandra Leung, Senior Vice President,
General Counsel and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154-0037

Dear Ms. Leung:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Bristol-Myers Squibb Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Report on Medicare Part D Lobbying Activities and Expenses

Resolved: Shareholders of Bristol-Myers Squibb Company (the "Company") request that the Board of Directors prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Supporting Statement

The Medicare Modernization Act of 2003 established a voluntary outpatient prescription drug benefit for people on Medicare, known as Part D, that went into effect in 2006. All 44 million elderly and disabled beneficiaries have access to the Medicare drug benefit through private plans approved by the federal government. Medicare replaced Medicaid as the primary source of drug coverage for beneficiaries with coverage under both programs.

As of January 2008, the Department of Health and Human Services (HHS) reported that 25.4 million beneficiaries are enrolled in Medicare Part D plans, an increase of 1.5 million since January 2007. Another 10.2 million have creditable drug coverage through retiree plans, including Federal Employees Health Benefit Program and TRICARE (the U.S. government-sponsored health insurance plan for active military members, their families and retirees).

HHS estimates that Part D spending will total $45 billion in 2008 and $55 billion in 2009. Spending depends on several factors: the number of Part D enrollees, their health status and drug utilization, the number of low-income subsidy recipients, and the ability of plans to negotiate discounts and rebates with drug companies and manage use (e.g. promoting use of generic drugs and mail order pharmacies). The Medicare Modernization Act prohibits Medicare from negotiating drug prices directly.

Since health care costs and reform have become a major public policy issue, the Congress has repeatedly reviewed the merits of prohibiting Medicare from negotiating prices directly with prescription drug companies. The 111th Congress and the President will again consider the merits of this prohibition.

Shareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to the Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 19, 2008

Ms. Sandra Leung, Senior Vice President,
General Counsel and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154-0037

Re: Bristol-Myers Squibb Company

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,200 shares of common stock (the "Shares") of Bristol-Myers Squibb Company, beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account # . The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8530-253

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue. N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 24, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bristol-Myers Squibb Company; Stockholder Proposals of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") two stockholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the name of the following nominal proponents:

- a proposal titled "Simple Majority Vote" purportedly submitted in the name of Kenneth Steiner (the "Simple Majority Vote Proposal"); and
- a proposal titled "Special Shareowner Meetings" purportedly submitted in the name of Nick Rossi (the "Special Meeting Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence concurrently should be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) because Messrs. Steiner and Rossi (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a stockholder of the Company.

We also believe that the Simple Majority Vote Proposal and the Special Meeting Proposal are excludable for the reasons addressed in separate no-action requests submitted concurrently herewith. Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposals and the Nominal Proponents are his alter egos. Thus, the Proposals may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8.

The history of Rule 14a-8 indicates that the Commission was well aware of the potential for abuse of the Rule, and the Commission has indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff has on many occasions

concurred that proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the stockholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 stockholder proposals to more than 85 corporations in 2008 alone.[1] In thus circumventing the ownership requirement in Rule 14a-8(b), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(b).

A. Abuse of the Commission's Stockholder Proposal Rules

The Commission amended Rule 14a-8 in 1983 to require that proponents using the Rule have a minimum investment in and satisfy a minimum holding period with respect to the company's shares in order to avoid abuse of the stockholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (November 5, 1948). The Commission explicitly acknowledged the potential for abuse in the stockholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The Commission's concerns about abuse of Rule 14a-8 also are evident in its statements regarding Rule 14a-8(c), which provides that "each shareholder may submit no more than one

---

[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain stockholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 stockholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a stockholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983). While the Company does not seek to exclude the Proposals under Rule 14a-8(c), we believe that these concerns about abuse of the stockholder proposal rule are present here as well.

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting multiple stockholder proposals to the Company, ostensibly as the representative for the Nominal Proponents or, at times, other Company stockholders. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposals indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

B. Staff and Other Legal Precedent Support that the Proposals are the Proponent's, Not the Nominal Proponents'

The Staff previously has concurred that stockholder proposals were submitted by Mr. Chevedden instead of nominal proponents where the facts and circumstances suggested that Mr. Chevedden controlled the stockholder proposal process and that the Nominal Proponents only acted as alter egos. For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion under Rule 14a-8(b) of a stockholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution", (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal", and (3) the nominal proponent "indicated that he is acting to support Mr.

Chevedden and the efforts of Mr. Chevedden." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company. Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." In addition, the font of the proposals and the fax number from which the proposals were submitted was the same as other proposals submitted by Mr. Chevedden for consideration at the same stockholders' meeting. The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Many of the facts the Staff examined in *TRW* and *PG&E* regarding Mr. Chevedden's control over the nominal proponents are similar to the facts examined where the Staff responded to requests to exclude stockholder proposals under Rule 14a-8(c) (the one proposal limit) and concluded that the facts and circumstances showed that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of" the stockholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996) *see also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail Dec. 20, 1995); *Stone & Webster Inc.* (avail Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). In this regard, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). Thus, in *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

Moreover, the Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter egos or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[2] Likewise,

---

[2] *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where

[Footnote continued on next page]

the Staff repeatedly has permitted the exclusion of stockholder proposals in cases where a stockholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[3]

However, even in the absence of an explicit acknowledgment that stockholders are serving as nominal proponents, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three stockholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the stockholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the stockholder proposals were acting on behalf of, under the control of, or as the alter egos of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another.

[Footnote continued from previous page]
the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

[3] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two stockholders) the initial proponent handled all of the correspondence with the company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five stockholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple stockholder proposals under the predecessor to Rule 14a-8(c) where (1) a law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating stockholder, and (5) the coordinating stockholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, emailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the

> undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

In sum, the Staff (consistent with other legal standards) has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant stockholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the stockholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agent by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that the Staff should concur that Mr. Chevedden, and not the Nominal Proponents, is the Proponent of the Proposals.

C. *The Facts and Circumstances Indicate that Mr. Chevedden, Not the Nominal Proponents, Is the Proponent of the Proposals*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedents where proposals have been excluded under Rule 14a-8(b) and Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Each of the Proposals was in fact "submitted" by Mr. Chevedden: each of the Proposals was e-mailed from the same e-mail address, which corresponds to Mr. Chevedden's contact e-mail address provided in the text of each cover letter. The Company's proxy statement states that correspondence regarding stockholder proposals should be sent to the Secretary of the Company, and the Nominal Proponents have not communicated with the Secretary at all with regard to the Proposals other than through Mr. Chevedden.[4]

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents

---

[4] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are stockholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names!

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical. *See* Exhibit A. Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Those cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address.

- The Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); each contains a section entitled "Statement of [Nominal Proponent's Name]," also in the same format (centered and bolded); both of the "Statement of [Nominal Proponent's Name]" sections conclude with the exact same language, "Please encourage our board to respond positively to this proposal"; and both of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, in the exact same format (centered and bolded). Significantly, each Proposal includes the same "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the *Sun Microsystems, Inc.*, no-action letter dated July 21, 2005. *See* Exhibit A.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the stockholder proposal process. Both of the cover letters indicate that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future communication" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden has handled all correspondence related to the Proposals. *See* Exhibit B.

The foregoing facts are similar to many of the facts that existed in the precedents cited above. As with *TPI Enterprises*, the same person has delivered both of the Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals. In

addition, as with the case in the *Occidental Petroleum* letter cited above, a published report indicates that the Proponent drafts the Proposals he submits on behalf of nominal proponents.[5]

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 to comply with its requirements, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by Nominal Proponents to the Company. Between 2004 and 2008, Mr. Chevedden coordinated the submission of at least ten stockholder proposals to the Company.
- Mr. Chevedden appears to treat the Nominal Proponents as interchangeable:
    - For instance, in recent years, Mr. Chevedden has submitted proposals regarding simple majority voting to the Company under the names of Mr. Kenneth Steiner and Mr. Charles Miller as nominal proponents, while, this year, the Simple Majority Vote Proposal was submitted by Mr. Steiner.
- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:
    - The Company received proposals similar to the Simple Majority Vote Proposal from Mr. Chevedden in both 2005 and 2008. Notably, between 2004 and 2008, at least 50 other simple majority voting proposals that were substantially similar in language and format to the Simple Majority Vote Proposal were submitted to other companies by Mr. Chevedden and the nominal proponents for whom he typically serves as proxy In addition, Mr. Chevedden and nominal proponents have submitted Simple Majority Vote Proposals to at least six other companies this year.
    - The Company previously received the Special Meeting Proposal from Mr. Chevedden with Mr. Rossi serving as the Nominal Proponent in 2008.

---

[5] Phyllis Plitch, *GE Trying To Nix Holder Proposal To Split Chmn, CEO Jobs,* DOW JONES NEWS SERVICE, January 13, 2003. ("...[the nominal proponent's] ally John Chevedden – who drafted the proposal – sent the SEC a point-by-point rebuttal, calling GE's actions to 'suppress' the proposal 'aggressive and contrived.'").

During the 2007 and 2008 proxy seasons, at least 57 similar Special Meeting Proposals were submitted by Mr. Chevedden and nominal proponents for whom he typically serves as proxy to at least 50 other companies. In addition, for the 2009 proxy season Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies.

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in the Icahn Report, Mr. Icahn reports, "Long-time shareholder activist John Chevedden, for instance, said he has filed relocation proposals to be included on proxy statements at 15 public companies."[6] In early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a stockholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[7] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a stockholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar stockholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals). Also, this year, RiskMetrics Group has reported that Mr. Chevedden will submit to Pfizer Inc. a proposal requesting an independent board chair, whereas we have been informed by Pfizer that the proposal actually was submitted by a nominal proponent who named Mr. Chevedden as having authority to act on his behalf.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing*, CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the <u>two</u> pay measures. He vowed to press the measures again next year.") (*emphasis added*); Craig D. Rose, *Sempra reformers get their point across*, SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The <u>measures</u> were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle*, THE ASSOCIATED PRESS STATE & LOCAL WIRE,

---

[6] Carl Icahn, *More Rights for Shareholders in North Dakota*, THE ICAHN REPORT, December 17, 2008, www.theicahnreport.com.

[7] Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.").

Thus, although Mr. Chevedden has operated in a manner that reduces the likelihood of one of the Nominal Proponents expressly conceding that they serve as Mr. Chevedden's alter ego in the stockholder proposal process, such as taking complete control of all communications between nominal proponents and companies to reduce the possibility of a nominal proponent expressly confirming his or her status as such, we nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that he, in fact, is the controlling force behind the Proposals.

D. For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(b)

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposals, the language and formatting similarities among the Proposals, and the fungible nature of stockholder proposals for which he is appointed proxy are compelling evidence Mr. Chevedden is in control of the stockholder proposal process and the Nominal Proponents are "the alter egos of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control test under Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide stockholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[8] Although some of the circumstances present in the precedents cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result

---

[8] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of stockholders generally to seek assistance with the stockholder proposal process, appoint representatives to engage in discussions with companies regarding their proposals and co-sponsor proposals with other stockholders, as each of these situations are clearly distinguishable from the facts present here.

in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that both of the Proposals are excludable in reliance on Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Amy L. Goodman

ALG/pah
Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden
Nick Rossi
Kenneth Steiner

100574477_3.DOC

EXHIBIT A

From:	olmsted ***FISMA & OMB Memorandum M-07-16***
Sent:	Saturday, October 25, 2008 11:52 PM
To:	Sandra Leung
Cc:	Sonia Vora
Subject:	Rule 14a-8 Proposal (BMY)
Attachments:	CCE00000.pdf



CCE00000.pdf (295 KB)

Please see the attachment.

Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Kenneth Steiner

10-9-08
Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Phone: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538

[BMY: Rule 14a-8 Proposal, October 25, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in our Charter.

Statement of Kenneth Steiner

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

Our directors made sure that we could not vote on this established topic at our 2008 annual meeting. Reference: *Bristol-Myers Squibb Company* (February 26, 2008) no action letter available through SECnet http://secnet.cch.com.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Our directors served on boards rated "D" by The Corporate Library:

James Cornelius	DIRECTV (DTV)
Vicki Sato	Alnylam Pharmaceuticals (ALNY)
Togo West	Krispy Kreme (KKD)

- Vicki Sato and Togo West also served on our nomination/compensation combined board committee.
- Togo West was designated a "Problem Director" by TCL due to his Krispy Kreme board service and the Krispy Kreme bankruptcy.
- Togo West was also designated an "Accelerated Vesting" director for involvement with accelerating the vesting of stock options to avoid recognizing the related expense.
- Lewis Campbell and Laurie Glimcher were two more "Accelerated Vesting" directors on our board.
- Leif Johansson was potentially overextended with 4 board seats. Plus he served on our audit and nomination/compensation committees.
- Louis Freeh received 5-times as many withheld votes compared to some of our directors.

Additionally:

• We had no shareholder right to:
1) Cumulative voting.
2) Act by written consent.
3) Call a special meeting.

Our management should take the lead and adopt the above three items instead of leaving it to shareholders to take the initiative in proposing such improvements.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Reference:

Notwithstanding anything contained in this Certificate of

Incorporation to the contrary, the affirmative vote of the holders of at least *75% of the outstanding shares of stock* of the corporation entitled to vote generally in the election of directors, voting together as a single class, *shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article EIGHTH (a).*

From:	olmsted ***FISMA & OMB Memorandum M-07-16***
Sent:	Monday, November 24, 2008 9:37 PM
To:	Sandra Leung
Cc:	Sonia Vora
Subject:	Rule 14a-8 Proposal (BMY) SMV
Attachments:	CCE00012.pdf



CCE00012.pdf (298 KB)

ear Ms. Leung,
Please see the attachment.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY) MODIFIED NOV. 24, 2008
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Kenneth Steiner 10-9-08
Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Phone: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in our Charter.

Statement of Kenneth Steiner

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

Our directors made sure that we could not vote on this established topic at our 2008 annual meeting. Reference: *Bristol-Myers Squibb Company* (February 26, 2008) no action letter available through SECnet http://secnet.cch.com.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Our directors served on boards rated "D" by The Corporate Library:

James Cornelius	DIRECTV (DTV)
Vicki Sato	Alnylam Pharmaceuticals (ALNY)
Togo West	Krispy Kreme (KKD)

- Vicki Sato and Togo West also served on our combined nomination/compensation committee.
- Togo West was designated a "Problem Director" by TCL due to his involvement with Krispy Kreme and its bankruptcy.
- Togo West was also designated an "Accelerated Vesting" director for accelerating stock option vesting to avoid recognizing the related cost.
- Lewis Campbell and Laurie Glimcher were two more "Accelerated Vesting" directors on our board.
- Leif Johansson was potentially overextended with 4 board seats. Plus he served on our audit committee and combined nomination/compensation committee.
- Louis Freeh received 5-times as many withheld votes compared to some of our directors.
- We had no shareholder right to:
  Cumulative voting.

Act by written consent.
Call a special meeting.
Vote on Executive Pay.

- Our management should take the lead and adopt the above four items instead of leaving it to shareholders to take the initiative in proposing improvements.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Reference:

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least *75% of*

the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, *shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article* EIGHTH *(a).*

From:	olmsted***FISMA & OMB Memorandum M-07-16***
Sent:	Sunday, October 26, 2008 12:01 AM
To:	Sandra Leung
Cc:	Sonia Vora
Subject:	Rule 14a-8 Proposal (BMY)
Attachments:	CCE00001.pdf



CCE00001.pdf (235 KB)

Please see the attachment.

Sincerely,
John Chevedden

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Glenn Fotti 10/6/08

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
PH: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538

[BMY: Rule 14a-8 Proposal, October 25, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69% support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 24, 2008 9:13 PM
To: Sandra Leung
Cc: Sonia Vora
Subject: Rule 14a-8 Proposal (BMY) SPM

Attachments: CCE00011.pdf



CCE00011.pdf (225 KB)

ear Ms. Leung,
Please see the attachment.
Sincerely,
John Chevedden

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

MODIFIED NOV. 24, 2008

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



10/6/08

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
PH: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

Sonia Vora
Senior Counsel and Assistant Corporate Secretary

 Bristol-Myers Squibb Company

777 Scudders Mill Road, Plainsboro, NJ 08536
Tel 609-897-3538 Fax 609-897-6217
sonia.vora@bms.com

November 6, 2008

VIA EMAIL

Mr. John Chevedden
Email: FISMA & OMB Memorandum M-07-16***

RE: Stockholder Proposal of Kenneth Steiner

Dear Mr. Chevedden:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt by email on October 25, 2008 of the stockholder proposal of Kenneth Steiner relating to the adoption of a simple majority vote in our Charter and Bylaws.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000. You may fax this information to me at 609-897-6217. Per the Rule, please provide this information within 14 days from the date you receive this letter.

Very truly yours,

Sonia Vora
Senior Counsel & Assistant
Corporate Secretary

Sonia Vora
Senior Counsel and Assistant Corporate Secretary

 Bristol-Myers Squibb Company

777 Scudders Mill Road, Plainsboro, NJ 08536
Tel 609-897-3538 Fax 609-897-6217
sonia.vora@bms.com

November 6, 2008

VIA EMAIL

Mr. John Chevedden
Email:***FISMA & OMB Memorandum M-07-16***

RE: Stockholder Proposal of Nick Rossi

Dear Mr. Chevedden:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt by email on October 26, 2008 of the stockholder proposal of Nick Rossi relating to special shareowner meetings.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000. You may fax this information to me at 609-897-6217. Per the Rule, please provide this information within 14 days from the date you receive this letter.

Very truly yours,

Sonia Vora
Senior Counsel & Assistant
Corporate Secretary

From:	olmsted***FISMA & OMB Memorandum M-07-16***
Sent:	Tuesday, November 11, 2008 11:09 AM
To:	Sonia Vora
Cc:	Sandra Leung
Subject:	Rule 14a-8 Broker Letter (BMY) SMV
Attachments:	CCE00001.pdf



CCE00001.pdf (60 KB)

Dear Ms. Vora,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden


DJF

DISCOUNT BROKERS

Date: 10 Nov 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ______________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2700 shares of Bristol Meyers Squibb; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/28/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-11-08	# of pages ▶
To Sonia Vora	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 609-897-6217	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From:	olmsted***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, November 07, 2008 1:52 AM
To:	Sonia Vora
Cc:	Sandra Leung
Subject:	Rule 14a-8 Broker Letter (BMY)
Attachments:	CCE00012.pdf



CCE00012.pdf (187 KB)

Dear Ms. Vora,

Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.

Sincerely,

John Chevedden

END